Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

SECOND QUARTER 2009

The following discussion of the financial condition and results of operations should be read in conjunction with the 2008 Consolidated Financial Statements and the June 30, 2009 Interim Consolidated Financial Statements, which we prepared in accordance with Canadian GAAP. A reconciliation to United States GAAP is disclosed in note 20 to the 2008 Consolidated Financial Statements. All dollar amounts are expressed in U.S. dollars. The information in this discussion is provided as of July 17, 2009.

Certain statements contained in the following Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A) constitute forward-looking statements within the meaning of section 27A of the U.S. Securities Act and section 21E of the U.S. Exchange Act, including, without limitation, statements related to our future growth; trends in our industry; our financial or operational results including anticipated expenses, benefits or payments; and our financial or operational performance. Such forward-looking statements are predictive in nature, and may be based on current expectations, forecasts or assumptions involving risks and uncertainties that could cause actual outcomes and results to differ materially from the forward-looking statements themselves. Such forward-looking statements may, without limitation, be preceded by, followed by, or include words such as “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” or similar expressions, or may employ such future or conditional verbs as “may”, “will”, “should” or “would” or may otherwise be indicated as forward-looking statements by grammatical construction, phrasing or context. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995, and in any applicable Canadian securities legislation. Forward-looking statements are not guarantees of future performance. You should understand that the following important factors could affect our future results and could cause those results to differ materially from those expressed in such forward-looking statements: the challenges of effectively managing our operations during uncertain economic conditions, including significant changes in demand from our customers as a result of the impact of the global economic crisis and capital markets weakness; the risk of potential non-performance by counterparties, including but not limited to financial institutions, customers and suppliers, during uncertain economic conditions; the effects of price competition and other business and competitive factors generally affecting the electronics manufacturing services (EMS) industry, including changes in the trend for outsourcing; variability of operating results among periods; our dependence on a limited number of customers; the challenge of responding to lower-than-expected customer demand; our dependence on industries affected by rapid technological change; our ability to successfully manage our international operations; our inability to retain or grow our business due to execution problems resulting from significant headcount reductions, plant closures and product transfers associated with restructuring activities; the challenge of managing our financial exposures to foreign currency fluctuations; and the delays in the delivery and/or general availability of various components used in our manufacturing process. These and other risks and uncertainties, as well as other information related to the company, are discussed in our various public filings at www.sedar.com and www.sec.gov, including our Annual Report on Form 20-F and subsequent reports on Form 6-K filed with the U.S. Securities and Exchange Commission and our Annual Information Form filed with the Canadian Securities Commissions.

Except as required by applicable law, we disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should read this document with the understanding that our actual future results may be materially different from what we expect. We may not update these forward-looking statements, even if our situation changes in the future. All forward-looking statements attributable to us are expressly qualified by these cautionary statements.

Overview

What Celestica does:

We provide end-to-end product lifecycle solutions to original equipment manufacturers (OEMs) in the communications, consumer, enterprise computing, industrial, aerospace and defense, alternative energy and healthcare markets.

To support our customers’ products throughout their entire lifecycle, we provide end-to-end solutions including design, supply chain management, manufacturing and systems integration, fulfillment and after-market services. We believe these solutions will help our customers eliminate waste from their supply chains, resulting in lower product lifecycle costs and greater returns.

Our global operating network spans the Americas, Asia and Europe. In an effort to drive speed and flexibility for our customers, we conduct the majority of our business through eight full-service mega-sites, strategically located around the world. Through our Ring Strategy, we strive to align a network of suppliers in proximity to our mega-sites in order to increase flexibility in our supply chain, deliver shorter overall product lead times and reduce inventory. We operate other sites around the globe that provide additional services and high-mix/low-volume manufacturing capabilities to meet the specific production and product lifecycle requirements of our customers.

Through our mega-sites and the deployment of our Total Cost of Ownership (TCOO™) Strategy, we strive to provide our customers with the lowest total cost throughout the product lifecycle. This approach enables us to focus our capabilities on broad solutions that address the total cost of design, sourcing, production, delivery and after-market services for our customers’ products, which can help drive greater levels of efficiency and improved service levels throughout our customers’ supply chains.

We depend upon a relatively small number of customers for a significant portion of our revenue. The majority of our revenue is derived from customers in the consumer, communications and enterprise computing markets.

Overview of business environment:

The EMS industry is highly competitive with multiple global EMS providers competing for the same customers and programs. Although the industry is characterized by significant revenue opportunities, operating margins are comparatively low. Asset utilization is an important factor affecting operating margins. The amount of available manufacturing capacity and the location of that capacity are vital considerations for EMS providers. The EMS industry is also working capital intensive.

EMS companies are exposed to a variety of customers and end markets. Demand visibility is limited which makes revenue in each of our end markets difficult to predict. This is due primarily to the shorter product lifecycles inherent in technology markets, rapid shifts in technology for our customers’ products, and general economic conditions. In the early 2000s, a global economic downturn led to a decline in demand for many technology products. This negatively impacted the operations of many EMS providers, including us.  Recent global economic conditions and uncertainty, including the current global economic crisis and volatile capital markets, have negatively impacted our business and will likely continue to have a negative impact over the next several quarters and beyond.

Impact of current economic environment:

We continue to be impacted by the weaker end-market demand. In the first half of 2009, revenue declined year-over-year in all of the end markets we serve.  The global economic crisis and capital market weakness continues to affect many companies and industries. Forward visibility into end-market demand in this environment remains limited. This economic environment has had, and management expects it will continue to have, a significant negative impact on our revenue, operating profitability and cash flow. As customers adjust their strategies in this environment, we may experience increased pricing pressure and other competitive pressures. The trend towards outsourcing could change as some customers may want to bring their production back in-house to fill capacity, while other customers may choose to increase their outsourcing in order to reduce costs. Other customers may want to shift their production between EMS providers based on pricing concessions or their preference for consolidating their supply chain. This environment may also result in additional restructuring actions and site closures as we respond to our customers’ actions. The uncertain environment has also impacted foreign currency rates, the fair value of our financial instruments and the returns we earn on our pension assets, among other items. We also expect that the global economic environment will impact the financial condition of some of our customers and suppliers. We will continue to closely monitor our customers’ ability to pay their receivables and monitor our suppliers, in an effort to ensure continuity of supply and to limit the impact from companies that could become financially distressed. Although we have processes in place to limit our exposure to financially weaker customers and suppliers, our efforts may not eliminate all risks.  The interruption of supply from a raw materials supplier, especially for single sourced components, could have a significant impact on our operations, and on our customers, if we are unable to deliver finished products in a timely manner.

Summary of Q2 2009

The following table sets forth, for the periods indicated, certain key operating results and other financial information (in millions, except per share amounts):

	Three months ended June 30		Six months ended June 30
	2008	2009	2008	2009
Revenue	$1,876.3	$1,402.2	$3,712.0	$2,871.6
Gross profit	125.5	101.7	240.5	212.9
Selling, general and administrative expenses (SG&A) (1)	68.8	61.9	132.1	129.3
Net earnings	39.8	5.3	69.6	24.5
Basic earnings per share	$0.17	$0.02	$0.30	$0.11
Diluted earnings per share	$0.17	$0.02	$0.30	$0.11

	December 31	June 30
	2008	2009
Cash and cash equivalents	$1,201.0	$1,119.3
Total assets	3,786.2	3,245.4
Total long-term financial liabilities	733.1	583.3

(1) On January 1, 2009, we adopted CICA Handbook Section 3064, “Goodwill and intangible assets.”  We have retroactively reclassified computer software amortization from depreciation expense, included in SG&A, to amortization of intangible assets ($2.8 million —  second quarter of 2008; $5.8 million —  first half of 2008; $11.8 million — 2008).

Revenue for the second quarter of 2009 of $1.4 billion decreased 25% from $1.9 billion for the same period in 2008. Revenue decreased in all end markets.  The slower economic environment has continued to impact end market demand and therefore our volumes.  Our production volumes also vary each quarter because of the impacts associated with new customer wins or customer disengagements, new program wins or losses, and seasonality, among other factors.

Gross profit for the second quarter of 2009 decreased 19% from the same period in 2008 while revenue for the second quarter decreased 25% year-over-year.  Gross margin as a percentage of revenue increased to 7.3% in the second quarter of 2009 compared to 6.7% for the same period in 2008 primarily due to continued operational improvements, benefits from cost reductions and restructuring actions, and the streamlining and simplifying of processes throughout the company.

SG&A expenses for the second quarter of 2009 decreased 10% from the same period in 2008 primarily due to lower variable compensation, IT and consulting costs, partially offset by smaller foreign exchange gains.

In January 2008, we announced that we would incur restructuring charges of between $50 million and $75 million to complete our planned restructuring actions. In January 2009, we announced that our estimated restructuring costs would reach the high end of that range.   During 2008 and through the second quarter of 2009, we recorded total restructuring charges of $62.9 million. Of that amount, $20.9 million was recorded in the second quarter of 2009.  In light of the continuing uncertain economic environment, we have determined that further restructuring actions are required to maintain our operational leverage and improve our overall utilization.  In July 2009, we announced further restructuring charges, in addition to those announced in January 2008, of between $75 million and $100 million.  We expect to complete these restructuring actions by the end of 2010.

In April 2009, we renewed our revolving credit facility for an additional two years.  Capitalizing on our strong balance sheet and to reduce the ongoing commitment fees, we reduced the size of the facility from $300.0 million to $200.0 million.  There were no borrowings outstanding under the facility at June 30, 2009.

Other performance indicators:

In addition to the key financial, revenue and earnings-related metrics described above, management regularly reviews the following working capital metrics:

	1Q08	2Q08	3Q08	4Q08	1Q09	2Q09
Days in accounts receivable	44	42	43	50	56	50
Days in inventory	42	42	40	41	50	47
Days in accounts payable	(73)	(71)	(72)	(79)	(87)	(76)
Cash cycle days	13	13	11	12	19	21

Days in accounts receivable (A/R) is calculated as the average A/R for the quarter divided by the average daily revenue. Days in inventory is calculated as the average inventory for the quarter divided by the average daily cost of sales. Days in accounts payable (A/P) is calculated as the average A/P (including accruals) for the quarter divided by average daily cost of sales. Cash cycle days is calculated as the sum of days in A/R and inventory, less the days in A/P.

Cash cycle days for the second quarter of 2009 increased year-over-year by 8 days. A/R and inventory days increased by 8 days and 5 days, respectively, from the second quarter of 2008, partially offset by an increase in A/P days. The increase in A/R and inventory days reflects the weaker revenue levels this quarter. The A/R days were also impacted by a reduction in the amount of A/R sold under the A/R sales program year-over-year. Cash cycle days for the second quarter of 2009 increased 2 days sequentially.  The 11 days sequential decrease in A/P days was partially offset by decreases in the A/R and inventory days.  A/R days for the first quarter of 2009 were negatively impacted by weaker revenue levels as well as the level of A/R sold under the A/R sales program.   The change in A/P days year-over-year and sequentially is impacted by factors such as timing of purchases and payments, level of business, and payment terms offered by our suppliers.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and related disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period.  We evaluate our estimates and assumptions on a regular basis, based on historical experience and other relevant factors. Actual results could differ materially from these estimates and assumptions, especially in light of the current economic environment and uncertainties.

Significant accounting policies and methods used in the preparation of the financial statements are described in note 2 to the 2008 Consolidated Financial Statements.  Effective January 1, 2009, we adopted the revised accounting standards for goodwill and intangible assets, which are summarized in note 1 to the June 30, 2009 Interim Consolidated Financial Statements.  We have retroactively reclassified $34.0 million of computer software assets on our consolidated balance sheet at December 31, 2008 from property, plant and equipment to intangible assets.  We have also reclassified $2.8 million of computer software amortization on our consolidated statement of operations from depreciation expense, included in SG&A, to amortization of intangible assets for the second quarter of 2008 ($5.8 million —  first half of 2008; $11.8 million —  2008).  The critical accounting policies that are impacted by judgments, assumptions and estimates used in the preparation of our financial statements are disclosed in the 2008 MD&A included in our Annual Report on Form 20-F.

Operating Results

Our annual and quarterly operating results vary from period to period as a result of the level and timing of customer orders, fluctuations in materials and other costs, and the relative mix of value-add products and services. The level and timing of customer orders will vary due to variation in demand for their products, general economic conditions, their attempts to balance their inventory and changes in their supply chain strategies or suppliers.  Our annual and quarterly operating results are affected by: the mix and seasonality of business in each of our end markets; price competition; mix of manufacturing value-add; capacity utilization; manufacturing effectiveness and efficiency; the degree of automation used in the assembly process; shortages of components or labor; costs associated with ramping new programs; customer product delivery requirements; costs and inefficiencies of transferring programs between facilities; the loss of programs and customer disengagements; the impact of foreign exchange fluctuations; the performance of third-party providers for certain IT systems and production support; the ability to manage inventory and property, plant and equipment effectively; the ability to manage changing labor, component, energy and transportation costs effectively; the timing of expenditures in anticipation of forecasted sales levels; the timing of acquisitions and related integration costs; and other factors.

In the EMS industry, customers award new programs or shift programs to other EMS providers for a variety of reasons including changes in demand for the customers’ products, pricing benefits offered by other EMS providers, execution issues, preference for consolidation or a change in their supplier base, consolidation amongst OEMs, as well as a decision to adjust the volume of business being outsourced. Our operating results for each quarter include the impacts associated with customer disengagements or program losses, as well as new customer outsourcing or program wins from competitors. Customer or program transfers between EMS competitors are part of the competitive nature of our industry. Significant quarterly variations can result from the timing of when new programs reach full production, when existing programs are fully transferred to a competitor and when programs reach end-of-life.

The table below sets forth certain operating data expressed as a percentage of revenue for the periods indicated:

	Three months ended June 30		Six months ended June 30
	2008	2009	2008	2009
Revenue	100.0%	100.0%	100.0%	100.0%
Cost of sales	93.3	92.7	93.5	92.6
Gross profit	6.7	7.3	6.5	7.4
SG&A (1)	3.7	4.4	3.6	4.5
Amortization of intangible assets (1)	0.3	0.3	0.3	0.3
Other charges	0.2	1.5	0.2	1.2
Interest expense, net of interest income	0.6	0.8	0.5	0.7
Earnings before income taxes	1.9	0.3	1.9	0.7
Income taxes recovery	0.2	0.1	—	0.2
Net earnings	2.1%	0.4%	1.9%	0.9%

(1) On January 1, 2009, we adopted CICA Handbook Section 3064, “Goodwill and intangible assets.”  We have retroactively reclassified computer software amortization from depreciation expense, included in SG&A, to amortization of intangible assets ($2.8 million —  second quarter of 2008; $5.8 million —  first half of 2008, $11.8 million —  2008).

Revenue:

Revenue for the second quarter of 2009 of $1.4 billion decreased 25% from $1.9 billion for the same period in 2008. Revenue decreased 23% to $2.9 billion in the first half of 2009 compared to the same period in 2008.  Revenue decreased in all end markets. The slower economic environment continues to impact end market demand and therefore our revenue.

The following table shows the end markets we serve as a percentage of revenue for the periods indicated:

	Three months ended
	June 30	March 31	June 30
	2008	2009	2009
Enterprise communications	27%	21%	23%
Consumer	21%	29%	22%
Telecommunications	15%	18%	20%
Servers	17%	13%	12%
Storage	10%	8%	12%
Industrial, aerospace and defense, and other	10%	11%	11%

Beginning January 1, 2009, we included certain customer programs, such as office products, automotive and healthcare, in our industrial, aerospace and defense, and other category.  Previously, we included these customer programs in our consumer category.  We have restated our prior period percentages to conform to the current period’s presentation.  For the second quarter of 2008, we reclassified 2% of revenue from our consumer end market category to industrial, aerospace and defense, and other.

Our revenue and operating results vary from period to period depending on the level of demand and seasonality in each of our end markets, the mix and complexity of the products being manufactured, as well as the impact associated with new customer wins or customer disengagements, and new program wins or losses, among other factors.

Although we have diversified our end markets over the past several years, we are dependent on a limited number of customers in the consumer, communications (comprised of enterprise communications and telecommunications) and enterprise computing (comprised of servers and storage) end markets for a substantial portion of our revenue.

Revenue from our enterprise communications market in the second quarter of 2009 declined from the same period in 2008 due to a combination of weaker end markets and our decision to disengage from programs generating lower returns.  Revenue from our consumer market in the second quarter of 2009 decreased sequentially reflecting primarily weaker end markets and product transitions.  Revenue from our telecommunications market has remained fairly stable throughout the past year and a half, resulting in an increase in the telecommunications end market as a percentage of revenue.  Revenue from our storage end market increased sequentially reflecting new business wins from existing customers.

For the second quarter of 2009, three customers individually represented more than 10% of total revenue (two customers —  first half of 2009). For the second quarter and first half of 2008, no customer represented more than 10% of total revenue.  This also impacted our customer concentration percentages below.

Whether any of our customers account for more than 10% of revenue in any period depends on various factors affecting our business with that customer or with other customers, including overall changes in demand for a customer’s product, seasonality of business, new program wins, program consolidations or losses, the phasing in or out of programs, price competition and changes in our customers’ supplier base or supply chain strategies.

The following table shows our customer concentration as a percentage of total revenue for the periods indicated:

	Three months ended
	June 30	March 31	June 30
	2008	2009	2009
Top 10 customers	62%	69%	70%

We are dependent upon continued revenue from our largest customers. There can be no assurance that revenue from these or any other customers will not decrease in absolute terms or as a percentage of total revenue. Any material decrease in revenue from these or other customers could have a material adverse effect on our results of operations. Recent global economic conditions and uncertainty could adversely affect our customers and negatively impact our financial results.

We believe our growth depends on increasing sales to existing customers for their current and future product generations and expanding the services we provide to customers. We also actively pursue new customers to expand our end-market penetration and diversify our end-market mix. To achieve this, we are focused on offering end-to-end product lifecycle solutions which include design, supply chain management, manufacturing and systems integration, fulfillment and after-market services. In our industry, customers may cancel contracts and volume levels can be changed or delayed. Customers may also shift business to a competitor or bring programs in-house to improve their own utilization. We cannot assure the timely replacement of delayed, cancelled or reduced orders with new business. In addition, we cannot assure that any of our current customers will continue to utilize our services. If they do not, this could have a material adverse impact on our results of operations.

Gross profit:

The following table is a breakdown of gross profit and gross margin as a percentage of revenue for the periods indicated:

	Three months ended June 30		Six months ended June 30
	2008	2009	2008	2009
Gross profit (in millions)	$125.5	$101.7	$240.5	$212.9
Gross margin	6.7%	7.3%	6.5%	7.4%

Gross profit for the second quarter and the first half of 2009 was $101.7 million and $212.9 million, respectively.  Although revenue for the second quarter and first half of 2009 decreased 25% and 23%, respectively, compared to the same periods in 2008,  gross profit decreased 19% and 11%, respectively.  Gross margin as a percentage of revenue improved primarily due to continued operational improvements, benefits from cost reductions and restructuring actions, and the streamlining and simplifying of processes throughout the company.

Multiple factors cause gross margins to fluctuate including: product volume and mix; production efficiencies; utilization of manufacturing capacity; material and labor costs, including variable labor costs associated with direct manufacturing employees; manufacturing and transportation costs; start-up and ramp-up activities; new product introductions; cost structures at individual sites; and other factors, including pricing pressures from competitors and foreign exchange volatility. We continue to experience pricing pressure from our customers and have been frequently asked to re-bid on business previously won.  In addition, the availability of components is subject to lead time and other constraints that could affect our revenue and margins.

Selling, general and administrative expenses:

SG&A decreased 10% to $61.9 million (4.4% of revenue) in the second quarter of 2009 compared to $68.8 million (3.7% of revenue) for the same period in 2008. SG&A expenses for the first half of 2009 decreased 2% to $129.3 million (4.5% of revenue) compared to $132.1 million (3.6% of revenue) for the same period in 2008.  The increase in SG&A as a percentage of revenue, for both periods compared to the same periods in 2008, primarily reflects the fixed nature of our SG&A expenses as well as the lower revenue levels in the second quarter and first half of 2009.  The year-over-year decrease in SG&A expenses for the second quarter of 2009 reflected lower variable compensation, IT and consulting costs, partially offset by smaller foreign exchange gains.  The decrease in SG&A expenses for the first half of 2009, was primarily a result of lower variable compensation, IT and consulting costs, partially offset by the change in foreign exchange costs.  In the first half of 2008, we recorded foreign exchange gains of approximately $8 million in Europe and Canada as a result of changes to the Euro, Czech koruna and Canadian dollar compared to the U.S. dollar.  For the first half of 2009, we recorded nominal foreign exchange losses.

Each quarter, we incur unrealized foreign exchange gains or losses on the translation of foreign currency denominated asset and liability balances to U.S. dollars and these amounts are included in SG&A. The amount of these gains or losses fluctuates from quarter to quarter and is dependent on currency markets and the value of our foreign currency denominated asset or liability positions in each period. We also incur realized transactional foreign exchange gains or losses in the normal course of business.  To mitigate the foreign exchange translation volatility that impacted us in the second half of 2008, we entered into forward exchange contracts to partially hedge our significant balance sheet exposures in certain currencies. Since the balance sheet hedges are based on forecasts of the future position of net assets or liabilities denominated in foreign currencies, they may not mitigate the full impact of any translation impacts in the future. There is no assurance that our hedging transactions will be successful.

Other charges:

(i)                                     We have recorded the following restructuring charges for the periods indicated (in millions):

	Three months ended June 30		Six months ended June 30
	2008	2009	2008	2009
Restructuring	$3.6	$20.9	$6.9	$27.6

Between 2001 and 2004, we announced global restructuring plans as a result of end-market weakness and the shifting of manufacturing capacity from higher-cost regions in North America and Europe to lower-cost regions in Asia. During 2005 and 2006, we announced further plans to improve capacity utilization and accelerate margin improvements, primarily in our North America and Europe regions as end-market demand and profitability had not recovered to sustainable levels. In January 2008, we estimated that a restructuring charge of between $50 million to $75 million would be recorded throughout 2008 and 2009. In January 2009, we expected our restructuring costs would reach the high end of that range.   We recorded $62.9 million of restructuring charges during 2008 and through the first half of 2009.  Of that amount, $20.9 million was recorded in the second quarter of 2009. In light of the continuing uncertain economic environment, we have determined that further restructuring actions are required to maintain our operational leverage and improve our overall utilization.  In July 2009, we announced further restructuring charges, in addition to those announced in January 2008, of between $75 million and $100 million.  We expect to complete these restructuring actions by the end of 2010.  As we complete these restructuring actions, we expect our overall utilization and operating efficiency to improve. As we finalize the detailed plans of these restructuring actions, we will recognize the related charges. The recognition of these charges requires management to make certain judgments and estimates regarding the amount and timing of restructuring charges or recoveries. Our estimated liability could change subsequent to its recognition, requiring adjustments to our recorded expense and liability amounts.  We may engage in additional restructuring actions if the economic environment does not improve.

Our restructuring actions include consolidating facilities and reducing our workforce, primarily in the Americas and Europe. The majority of the employees terminated are manufacturing and plant employees. For leased facilities that we no longer use, the lease costs included in the restructuring costs represent future lease payments less estimated sublease recoveries. Adjustments are made to lease and other contractual obligations to reflect incremental cancellation fees paid for terminating certain facility leases and to reflect changes in accruals for other leases due to delays in the timing of sublease recoveries, changes in estimated sublease rates, or changes in use, relating principally to facilities in the Americas. We expect our long-term lease and other contractual obligations to be paid out over the remaining lease terms through 2015. Our restructuring liability is recorded in accrued liabilities.  All cash outlays have been, and currently foreseeable outlays are expected to be, funded from cash on hand.

 (ii)                               We have recorded the following charges related to the debt repurchase for the periods indicated (in millions):

	Three months ended June 30		Six months ended June 30
	2008	2009	2008	2009
Gain on repurchase of Senior Subordinated Notes	$—	$—	$—	$(9.1)
Write-down of embedded prepayment option	—	—	—	15.6
	$—	$—	$—	$6.5

In March 2009, we paid $149.7 million, excluding accrued interest, to repurchase 2011 Notes with a principal amount at maturity of $150.0 million.  In the first quarter of 2009, we recognized a gain of $9.1 million on the repurchase of the 2011 Notes which we recorded in other charges.  The gain on the repurchase was measured based on the carrying value of the repurchased portion of the 2011 Notes on the date of repurchase.  We also terminated our interest rate swap agreements in the amount of $500.0 million related to the 2011 Notes and received $14.7 million, excluding accrued interest, as settlement of these agreements.  In connection with the termination of the swap agreements, we discontinued fair value hedge accounting on the 2011 Notes.  As a result of discontinuing fair value hedge accounting in the first quarter of 2009, we recorded a write-down of $15.6 million in the carrying value of the embedded prepayment options on the 2011 Notes to reflect the change in fair value upon hedge de-designation, which we recorded in other charges.

Interest expense on long-term debt and other interest income/expense:

The following table is a breakdown of interest expense or income for the periods indicated (in millions):

	Three months ended June 30		Six months ended June 30
	2008	2009	2008	2009
Interest costs on credit facilities and Senior Subordinated Notes (Notes) (i)	$13.3	$12.3	$28.9	$24.5
Mark-to-market adjustment and amortization of basis adjustment (ii)	0.4	(1.5)	(0.7)	(3.3)
Interest expense on long-term debt	$13.7	$10.8	$28.2	$21.2
Interest income, net of other interest expense (iii)	$3.4	$0.1	$9.2	$0.3

(i) Our interest expense consists primarily of the interest costs on the Notes. The interest rate on the Senior Subordinated Notes due 2013 (2013 Notes) was fixed at 7.625%.  The interest rate on our 2011 Notes was fixed at 7.875%; however, we entered into agreements to swap the fixed interest rate for a variable rate. In connection with the debt repurchase in the first quarter of 2009, we terminated these interest rate swap agreements in February 2009.  The average interest rate on the 2011 Notes for the second quarter of 2009 was fixed at 7.875% (second quarter of 2008 — 5.7%, after reflecting the variable interest rate swaps).  For the first half of 2009, the average interest rate on the 2011 Notes was 6.6% (first half of 2008 — 6.7%, after reflecting the variable interest rate swaps).

(ii) We mark-to-market the bifurcated embedded prepayment options in our debt instruments. The mark-to-market adjustment fluctuates each period as it is dependent on market conditions, including future interest rates, implied volatilities and credit spreads.  As a result of discontinuing fair value hedge accounting on the 2011 Notes, we amortize the historical fair value adjustment on the 2011 Notes as a reduction to interest expense on long-term debt over the remaining term of the 2011 Notes.  We also applied fair value hedge accounting to our interest rate swaps and our hedged debt obligation (2011 Notes) until February 2009. The changes in fair values each period were recorded in interest expense on long-term debt.

(iii) Interest income earned on cash balances was significantly lower compared to the same periods in 2008 primarily due to lower rates.

Income taxes:

Income tax recovery for the second quarter of 2009 was $1.7 million on earnings before tax of $3.6 million compared to an income tax recovery of $4.0 million for the same period in 2008 on earnings before tax of $35.8 million. Income tax recovery for the first half of 2009 was $5.6 million on earnings before tax of $18.9 million compared to an income tax recovery of $1.3 million for the same period in 2008 on earnings before tax of $68.3 million.  Current income taxes for the second quarter and first half of 2009 consisted primarily of the tax expense in jurisdictions with current taxes payable. Deferred income taxes for the second quarter and first half of 2009 were comprised primarily of the deferred tax recoveries for losses and future deductible temporary differences in Canada. Current income taxes for the second quarter and first half of 2008 consisted of tax expense in jurisdictions with current taxes payable and a tax recovery related to tax reserves for ongoing Canadian tax audits.  Deferred income taxes for the second quarter and first half of 2008 were comprised primarily of the deferred tax recovery on losses in Canada and deferred tax expense related to changes in expected tax uncertainties.

We conduct business operations in a number of countries, including countries where tax incentives have been extended to encourage foreign investment or where income tax rates are low. Our effective tax rate can vary significantly quarter to quarter due to the mix and volume of business in lower tax jurisdictions within Europe and Asia, tax holidays and tax incentives that have been negotiated with the respective tax authorities (which expire between 2009 and 2015), restructuring charges, operating losses, certain tax exposures, the time period in which losses may be used under tax laws and the valuation allowances recorded on deferred income tax assets. We expect to continue to comply with the conditions governing the tax holidays.

In certain jurisdictions, primarily in the Americas and Europe, we currently have significant net operating losses and other deductible temporary differences, which will reduce taxable income in these jurisdictions in future periods. We have determined that a valuation allowance of $566.2 million is required in respect of our deferred income tax assets as at June 30, 2009 (December 31, 2008 — $591.9 million).

As at June 30, 2009, the net deferred income tax liability balance was $21.6 million (December 31, 2008 — $31.2 million).

We develop our tax filing positions based upon the anticipated nature and structure of our business and the tax laws, administrative practices and judicial decisions currently in effect in the jurisdictions in which we have assets or conduct business, all of which are subject to change or differing interpretations, possibly with retroactive effect. We are subject to tax audits by local tax authorities of historical information which could result in additional tax expense in future periods relating to prior results. Any such increase in our income tax expense and related interest and penalties could have a significant impact on our future earnings and future cash flows.

Certain of our subsidiaries provide financing, products and services, and may from time to time undertake certain significant transactions with other subsidiaries in different jurisdictions. In general, inter-company transactions, and in particular inter-company financing and transfer pricing policies, are subjected to close review by tax authorities. Moreover, several jurisdictions in which we operate have tax laws with detailed transfer pricing rules which require that all transactions with non-resident related parties be priced using arm’s length pricing principles, and that contemporaneous documentation must exist to support such pricing.

We are subject to tax audits by local tax authorities. Tax authorities could challenge the validity of our inter-company transactions, including financing and transfer pricing policies which generally involve subjective areas of taxation and a significant degree of judgment. If any of these tax authorities are successful in challenging our inter-company transactions, our income tax expense may be adversely affected and we could also be subject to interest and penalty charges.

In connection with ongoing tax audits in Canada, tax authorities have taken the position that income reported by one of our Canadian subsidiaries in 2001 and 2002 should have been materially higher as a result of certain inter-company transactions. The successful pursuit of that assertion could result in that subsidiary owing significant amounts of tax, interest and possibly penalties. We believe we have substantial defenses to the asserted position and have adequately accrued for any probable potential adverse tax impact. However, there can be no assurance as to the final resolution of this claim and any resulting proceedings, and if this claim and any ensuing proceedings are determined adversely to us, the amounts we may be required to pay could be material.

Acquisitions and divestitures:

We may, at any time, be engaged in ongoing discussions with respect to possible acquisitions that we expect would enhance our global manufacturing network, expand our service offerings, increase our penetration in various industries and establish strategic relationships with new or existing customers. There can be no assurance that any of these discussions will result in a definitive purchase agreement and, if they do, what the terms or timing of any such agreement would be.

We evaluate our operations from time to time and may propose future divestitures as a result of changes in the market place, and/or our exit from less profitable or non-strategic operations.

Liquidity and Capital Resources

Liquidity

The following table shows key liquidity metrics for the periods indicated (in millions):

	December 31	June 30
	2008	2009
Cash and cash equivalents	$1,201.0	$1,119.3

	Three months ended June 30		Six months ended June 30
	2008	2009	2008	2009
Cash provided by operations	$68.2	$54.5	$115.6	$102.1
Cash used in investing activities	(14.0)	(13.8)	(28.6)	(44.5)
Cash used in financing activities	(0.5)	(2.7)	(0.7)	(139.3)

Cash provided by operations:

We generated $54.5 million in cash from operations during the second quarter of 2009 primarily from earnings after adding back non-cash charges.  With respect to the change in working capital, the improvements in inventory and A/P this quarter were offset by an increase in A/R. The increase in our A/R balance from the prior quarter reflects primarily, the $70 million reduction in A/R sold under the A/R sales program.  We sold $30 million in A/R at June 30, 2009 compared to $100 million at March 31, 2009.

Cash used in investing activities:

During the second quarter of 2009, we spent $14.0 million on capital expenditures primarily to expand manufacturing capabilities in lower-cost geographies to support new customer programs.

Cash used in financing activities:

During the second quarter of 2009, there were no significant financing activities. In March 2009, we repurchased Notes for an aggregate purchase price of $149.7 million in cash.  In connection with the debt repurchase, we terminated our interest rate swap agreements and received $14.7 million in cash as settlement of these agreements.

Cash requirements:

We believe that cash flow from operating activities, together with cash on hand and borrowings available under our credit facility and bank overdraft facilities, will be sufficient to fund currently anticipated working capital, planned restructuring and capital spending, and debt service requirements for the next 12 months. Historically, we have funded our operations from the proceeds of public offerings of equity and debt securities, cash generated from operations, bank debt, sales of accounts receivable and equipment lease financings. We expect to continue to enter into debt and equity financings, sales of accounts receivable and lease transactions to fund anticipated growth and acquisitions. The issuance and timing of additional equity or convertible debt securities could dilute current shareholders’ positions. Further, we may issue debt securities that have rights and privileges senior to equity holders, and the terms of this debt could impose restrictions on our operations. With the current global economic crisis and capital market weakness, such financings and other transactions may not be available on terms acceptable to us or at all. At June 30, 2009, we had significant cash balances in excess of our debt obligations.

As a result of our recent debt repurchase activities, we have updated to June 30, 2009 our schedule of contractual obligations that require future payments as follows (in millions):

	Total	2009(i)	2010	2011	2012	2013	Thereafter
Long-term debt(ii)	$562.6	$0.1	$—	$339.4	$—	$223.1	$—
Interest on long-term debt	121.5	21.9	43.7	30.4	17.0	8.5	—

(i)                                     2009 — Represents the 6 remaining months in 2009.

(ii)                                  Represents the principal repayments on long-term debt, including capital leases.

In June 2004, we issued Notes that are due July 2011 with an aggregate principal amount of $500.0 million and a fixed interest rate of 7.875%. In June 2005, we issued Notes that are due July 2013 with an aggregate principal amount of $250.0 million and a fixed interest rate of 7.625%. In June 2004, we entered into agreements to swap the fixed interest on the 2011 Notes with a variable interest rate based on LIBOR plus a margin. We terminated these swap agreements in February 2009.  Interest on the Notes is payable in January and July of each year until maturity. These Notes are unsecured and subordinated in right of payment to all our senior debt. We are entitled to redeem the Notes, in each case at various premiums above face value. The Notes have restrictive covenants that limit our ability to pay dividends, repurchase our own stock or repay debt that is subordinated to these Notes. These covenants also place limitations on debt incurrence, the sale of assets and our ability to incur additional debt. We were in compliance with all covenants at June 30, 2009.

In December 2008, we paid $30.4 million to repurchase Notes with a principal amount at maturity of $37.5 million. In March 2009, we paid $149.7 million to repurchase 2011 Notes with a principal amount at maturity of $150.0 million.  We may, from time to time, repurchase additional Notes in the open market or otherwise, at our discretion.

Our pension funding policy is to contribute amounts sufficient to meet minimum local statutory funding requirements that are based on actuarial calculations. We may make additional discretionary contributions based on actuarial assessments and, from time to time, make voluntary contributions to the pension plans. Based on our most recent actuarial valuations, we estimate our minimum funding requirements for 2009 to be $31.9 million (2008 —  $33.8 million). We also expect to contribute $3.1 million to the non-pension post-employment benefit plans to fund the estimated benefit payments in 2009.  We expect our total pension expense for 2009 to be $22.0 million (2008 —  $18.0 million).

We maintain multiple defined benefit plans. Approximately one-half of our contribution amount for 2009 is pre-determined for the next two years based on recent actuarial valuations, and the other half is determined annually based on actuarial valuations. The current economic crisis has impacted our asset returns, primarily in the second half of 2008. Continued volatility in the capital markets will impact future asset values in our pension plans. A significant deterioration in the asset values or asset returns could lead to higher than expected future contributions. We fund our pension contributions from cash on hand. Although we have defined benefit plans that are currently in a net unfunded position, we do not expect our pension obligations will have a material adverse impact on our results of operations, cash flows or liquidity.

As of June 30, 2009, we had committed approximately $20 million in capital expenditures, principally for machinery and equipment and facilities in our lower-cost geographies to support new customer programs. Based on our current operating plans, we anticipate capital spending for 2009 to be approximately 1.1% to 1.3% of revenue, and expect to fund this spending from cash on hand. In addition, we regularly review acquisition opportunities and, as a result, could require additional debt or equity financing to fund these transactions.

We have provided routine indemnifications, the terms of which range in duration and often are not explicitly defined. These include indemnifications against adverse impacts due to changes in tax laws and patent infringements by third parties. We have also provided indemnifications in connection with the sale of certain businesses and real property. The maximum potential liability from these indemnifications cannot reasonably be estimated. In some cases, we have recourse against other parties to mitigate our risk of loss from these indemnifications. Historically, we have not made significant payments relating to these indemnifications.

In 2007, securities class action lawsuits were commenced against the Company and our former Chief Executive and Chief Financial Officers, in the United States District Court of the Southern District of New York by certain individuals, on behalf of themselves and other unnamed purchasers of our stock, claiming that they were purchasers of our stock during the period January 27, 2005 through January 30, 2007. The plaintiffs allege violations of United States federal securities laws and seek unspecified damages. They allege that during the purported class period we made statements concerning our actual and anticipated future financial results that failed to disclose certain purportedly material adverse information with respect to demand and inventory in our Mexican operations and our information technology and communications divisions. In an amended complaint, the plaintiffs have added one of our directors and Onex Corporation as defendants. All defendants have filed motions to dismiss the amended complaint. These motions are pending. A parallel class proceeding has also been issued against the Company and our former Chief Executive and Chief Financial Officers, in the Ontario Superior Court of Justice, but neither leave nor certification of the action has been granted by that court. We believe that the allegations in these claims are without merit and we intend to defend against them vigorously. However, there can be no assurance that the outcome of the litigation will be favorable to us or will not have a material adverse impact on our financial position or liquidity. In addition, we may incur substantial litigation expenses in defending these claims. We have liability insurance coverage that may cover some of our litigation expenses, potential judgments or settlement costs.

Capital Resources

Our main objectives in managing our capital resources are to ensure liquidity and to have funds available for working capital or other investments required to grow our business. Our capital resources consist of cash, short-term investments, access to credit facilities and bank overdraft facilities, senior subordinated notes and share capital.

At June 30, 2009, we had total cash of $1.1 billion, comprised of cash (approximately 22%) and cash equivalents (approximately 78%). Our current portfolio consists of certificates of deposits and certain money market funds that are secured exclusively by U.S. government securities. The majority of our cash and cash equivalents are held with financial institutions each of which had at June 30, 2009 a Standard and Poor’s rating of A-1 or above.

We manage our capitalization levels and make adjustments, as available, for changes in economic conditions. At June 30, 2009, we had full access to a $200.0 million credit facility, access to bank overdraft facilities, and we can sell up to $250.0 million, on a committed basis, under an A/R sales program to provide short-term liquidity. Our credit facility has restrictive covenants relating to debt incurrence and the sale of assets. The facility also contains financial covenants that may limit the amount of debt that can be incurred under the facility. We closely monitor our business performance to evaluate compliance with our covenants. Our Notes also have restrictions on financing activities. We continue to monitor and review the most cost-effective methods for raising capital, taking into account these restrictions and covenants.  As of June 30, 2009, we were in compliance with these covenants.

We repurchased approximately 20% of our outstanding Notes in March 2009. We may repurchase additional Notes in the future, at our discretion.  We have not distributed, nor do we have any current plan to distribute, any dividends to our shareholders, nor repurchase shares through a stock buy-back plan.

Our strategy on capital risk management has not changed since 2008. Other than the restrictive covenants associated with our debt obligations noted above, we are not subject to any contractual or regulatorily imposed capital requirements. While some of our international operations are subject to government restrictions on the flow of capital into and out of their jurisdictions, these restrictions have not had a material impact on our operations.

Our revolving credit facility for $300.0 million expired in April 2009. In April 2009, we renewed this revolving credit facility on generally similar terms and conditions, and reduced the size of the facility to $200.0 million, with a maturity of April 2011.  We have pledged certain assets, including the shares of certain North American subsidiaries, as security for the facility. The facility includes a $25.0 million swing-line facility that provides for short-term borrowings up to a maximum of seven days. Borrowings under the facility bear interest at LIBOR plus a margin except that borrowings under the swing-line facility bear interest at a base rate plus a margin. Under the terms of the renewed facility, borrowings bear a higher interest rate than under the previous terms.  The facility has restrictive covenants relating to debt incurrence and the sale of assets. We are also required to comply with financial covenants related to indebtedness, interest coverage and liquidity. We were in compliance with all covenants at June 30, 2009.  There were no borrowings outstanding under our facility at June 30, 2009. Commitment fees for the first half of 2009 were $1.0 million.  We paid $2.3 million in upfront commitment fees and closing costs in the second quarter of 2009.  These costs are amortized to interest expense on long-term debt over the term of the renewed facility.

We have additional uncommitted bank overdraft facilities available for operating requirements which total $65.0 million at June 30, 2009. There were no borrowings outstanding under these facilities at June 30, 2009.

In November 2005, we entered into an agreement to sell certain accounts receivable to a third-party bank (which had at June 30, 2009 a Standard and Poor’s rating of A+), and other qualified purchasers. We can sell up to $250.0 million in accounts receivable, on a committed basis, to provide short-term liquidity. The program also provides for the sale of certain accounts receivable in excess of the committed amount at the discretion of the purchasers. We sold $30.0 million in accounts receivable as of June 30, 2009 (March 31, 2009 — $100.0 million; December 31, 2008 — zero dollars sold). This program remains available to us until November 2009.

Both Standard and Poor’s and Moody’s Investors Service provide ratings on our Notes and a corporate rating on Celestica. These credit ratings reflect the agencies’ current opinion of the creditworthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations or a specific financial program. The agencies take many factors into consideration when providing a rating including, but not limited to, an industry’s operating environment, financial performance of the debtor, creditworthiness of guarantors, insurers, or other forms of credit enhancement on the obligation and the currency in which the obligation is denominated. A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the rating organization. A rating does not comment as to market price or suitability for a particular investor.

At July 17, 2009, our Standard and Poor’s corporate rating is B+ and our Notes rating is B, with a stable outlook. The Notes rating, which is 15th out of 20 on the rating scale, means that the obligor currently has the capacity to meet its financial commitment on the obligation but adverse business, financial or economic conditions will likely impair the obligor’s capacity or willingness to meet its financial commitment on the obligation. At July 17, 2009, our Moody’s Investor Service corporate rating is B1 and our Notes rating is B3.  On May 28, 2009, Moody’s raised its outlook from stable to positive.  The Notes rating is 16th out of 21 on the rating scale. Obligations rated B3 are considered to be in the lower-range of obligations that are judged to be speculative and subject to high credit risk. A reduction in our credit ratings could adversely impact our future cost of borrowing.  At June 30, 2009, we had significant cash balances in excess of our debt obligations.

Financial instruments:

Our short-term investment objectives are to preserve principal and to maximize yields without significantly increasing risk, while at the same time not materially restricting our short-term access to cash. To achieve these objectives, we maintain a portfolio consisting of a variety of securities, including certificates of deposit and money market funds that are secured exclusively by U.S. government securities.

The majority of our cash balances are held in U.S. dollars. We price the majority of our products in U.S. dollars and the majority of our material costs are also denominated in U.S. dollars. However, a significant portion of our non-material costs (including payroll, pensions, facility costs and costs of locally sourced supplies and inventory) are denominated in various other currencies. As a result, we may experience foreign exchange gains or losses on translation or transactions due to currency fluctuations.

We have a foreign exchange risk management policy in place to control our hedging activities and we do not enter into speculative trades. Our current hedging activity is designed to reduce the variability of our foreign currency costs where we have local manufacturing operations and generally involves entering into contracts to trade U.S. dollars for various currencies at future dates. We traditionally enter into forward exchange contracts to hedge against our cash flows in foreign currencies. To mitigate foreign exchange translation volatility, we enter into forward exchange contracts to partially hedge our significant balance sheet exposures in certain currencies. These balance sheet hedges are based on our forecasts of the future position of net assets or liabilities denominated in foreign currencies and, therefore, may not mitigate the full impact of any translation impacts in the future. There is no assurance that our hedging transactions will be successful.

At June 30, 2009, we had forward exchange contracts to trade U.S. dollars in exchange for the following currencies (in millions):

Currency	Amount of U.S. dollars	Weighted average exchange rate of U.S. dollars	Maximum period in months	Fair value gain/(loss)
Canadian dollar	$116.6	$0.86	9	$0.5
British pound sterling	75.4	1.54	4	(5.7)
Mexican peso	63.3	0.07	6	1.2
Thai baht	26.0	0.03	6	0.2
Malaysian ringgit	25.6	0.29	6	(0.5)
Singapore dollar	9.3	0.66	6	(0.1)
Euro	7.0	1.37	6	(0.2)
Brazilian real	7.0	0.50	3	—
Czech koruna	2.0	0.06	1	(0.1)
Total	$332.2			$(4.7)

The fair value of these contracts at June 30, 2009 was a net unrealized loss of $4.7 million (December 31, 2008 — net unrealized loss of $38.9 million). The unrealized losses are a result of fluctuations in foreign exchange rates between the time the forward contracts were entered into and the valuation date at period end.  The decrease in the net unrealized loss of our foreign currency contracts during the first half of 2009 is due primarily to the settlement of contracts with significant losses and the favourable movement in the exchange rates for the currencies we hedge.  We will continue to closely monitor our cash flow hedging program each quarter.   The counterparties to these contracts are financial institutions each of which had at June 30, 2009 a Standard and Poor’s rating of A or above.

Financial risks:

We are exposed to a variety of financial risks associated with financial instruments as part of our normal operations. We have exposures to the following financial risks arising from financial instruments: market risk, credit risk and liquidity risk.

Market risk: This is the risk that results in changes to market prices, such as foreign exchange rates and interest rates, which could affect our operations or the value of our financial instruments. To manage this risk, we enter into various derivative hedging transactions.

Currency risk: Due to the nature of our international operations, we are exposed to exchange rate fluctuations on our cash receipts and cash payments denominated in various foreign currencies. The majority of our currency risk is driven by the operational costs incurred in local currencies by our foreign subsidiaries. We currently manage this risk through our cash flow hedging program.

Interest rate risk: We are exposed to interest rate risks as we have significant cash balances invested at floating rates.  Borrowings under our revolving credit facility bear interest at LIBOR plus a margin. If we borrow under this facility, we will be exposed to interest rate risks due to fluctuations in the LIBOR rate.

Credit risk: Credit risk refers to the risk that a counterparty may default on its contractual obligations resulting in a financial loss to us. To mitigate the risk of financial loss from defaults under our foreign currency forward contracts, these counterparty financial institutions each had at June 30, 2009 a Standard and Poor’s rating of A or above. The financial institution with which we have an accounts receivable sales program had a Standard and Poor’s rating of A+ at June 30, 2009.  Therefore, we believe that the credit risk of counterparty non-performance is low.

We also provide credit to our customers in the normal course of business. We mitigate this credit risk by monitoring our customers’ financial condition and performing ongoing credit evaluations, as well as frequent communications with them, enabling us to monitor current changes in their business operations. We review concentration of credit risk in establishing our allowance for doubtful accounts and we believe our allowances are adequate. As at June 30, 2009, less than 1% of our gross accounts receivable were over 90 days past due and our allowance for doubtful accounts balance was $14.6 million.

Liquidity risk: Liquidity risk is the risk that we may not have cash available to satisfy our financial obligations as they come due. The majority of our financial liabilities recorded in accounts payable and accrued liabilities are due within 90 days. The repayment of our Senior Subordinated Notes is due July 2011 and July 2013. Management believes that cash flow from operations, together with cash on hand, cash from the sale of accounts receivable, and borrowings available under our credit facility and bank overdraft facilities are sufficient to support our financial obligations.

Outstanding Share Data

As of July 17, 2009, we had 199.6 million outstanding subordinate voting shares and 29.6 million outstanding multiple voting shares. We also had 10.9 million outstanding stock options, 7.6 million outstanding restricted share units and 7.1 million outstanding performance share units, each such option or unit entitling the holder to receive one subordinate voting share pursuant to the terms thereof (subject to time or performance-based vesting).

Controls and Procedures

Evaluation of disclosure controls and procedures:

Our management is responsible for establishing and maintaining a system of disclosure controls and procedures (as defined in Rules 13a-15 and 15d-15 under the Securities Exchange Act of 1934 (the Exchange Act)) designed to ensure that information we are required to disclose in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive officer or officers and principal financial officer or officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure.

Under the supervision of and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are effective to meet the requirements of Rules 13a-15 and 15d-15 under the Exchange Act.

A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that its objectives are met. Due to inherent limitations in all such systems, no evaluation of controls can provide absolute assurance that all control issues within a company have been detected. Accordingly, our disclosure controls and procedures are designed to provide reasonable, not absolute, assurance that the objectives of our disclosure control system are met.

Changes in internal controls over financial reporting:

During the second quarter of 2009, there were no changes in our internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Management’s report on internal control over financial reporting:

Reference is made to our Management’s report on page F-1 of our Annual Report on Form 20-F. Our auditors, KPMG LLP, an independent registered public accounting firm, have issued an audit report on our internal controls over financial reporting for 2008. This report appears on page F-2 of our Annual Report on Form 20-F.

Unaudited Quarterly Financial Highlights (in millions, except per share amounts)

	2007		2008				2009
	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter
Revenue	$2,080.6	$2,210.5	$1,835.7	$1,876.3	$2,030.8	$1,935.4	$1,469.4	$1,402.2
Gross profit %	5.8%	6.0%	6.3%	6.7%	7.4%	7.3%	7.6%	7.3%
Net earnings (loss)	$51.5	$(11.7)	$29.8	$39.8	$32.1	$(822.2)	$19.2	$5.3
# of basic shares	229.1	229.1	229.1	229.2	229.4	229.4	229.4	229.4
# of diluted shares	229.1	229.1	229.2	230.4	230.3	229.4	229.4	230.2
Net earnings (loss):
per share — basic	$0.22	$(0.05)	$0.13	$0.17	$0.14	$(3.58)	$0.08	$0.02
per share — diluted	$0.22	$(0.05)	$0.13	$0.17	$0.14	$(3.58)	$0.08	$0.02

Comparability quarter-to-quarter:

The quarterly data reflects the following:

•                  the fourth quarters of 2007 and 2008 include the results of our annual impairment testing of goodwill and long-lived assets; and

•                  all quarters of 2007, 2008 and 2009 were impacted by our announced restructuring plans. The amounts vary from quarter to quarter.

Second quarter 2009 compared to first quarter 2009:

Sequentially, revenue for the second quarter of 2009 decreased 5% to $1.4 billion from $1.5 billion for the first quarter of 2009.  Revenue in all our end markets continued to be impacted by the slower economic environment.  Gross margin decreased quarter to quarter primarily reflecting lower volumes for the second quarter of 2009.

Second quarter 2009 actual compared to guidance:

On April 23, 2009, we provided the following guidance for the second quarter of 2009:

	Q2 09
	Guidance	Actual
Revenue (in billions)	$1.3 to $1.45	$1.4
Adjusted net earnings per share	$0.07 to $0.13	$0.11

Our guidance is provided on an adjusted net earnings (defined below) basis only as it is difficult to forecast the various items impacting GAAP net earnings, such as the amount and timing of our restructuring activities.  A reconciliation of adjusted net earnings to Canadian GAAP net earnings is set forth below.

Management uses adjusted net earnings as a measure of enterprise-wide performance. As a result of restructuring activities, acquisitions made by the company, fair value accounting for stock options and securities repurchases, management believes adjusted net earnings is a useful measure for management, as well as investors, to facilitate period-to-period operating comparisons. Adjusted net earnings do not include the effects of other charges, most significantly the write-down of goodwill and long-lived assets, gains or losses on the repurchase of shares or debt, the related income tax effect of these adjustments, and any significant deferred tax write-offs or recoveries. We also exclude the following recurring charges: restructuring costs, option expense, amortization of intangible assets (except amortization of computer software), and the related income tax effect of these adjustments. The term adjusted net earnings does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. Adjusted net earnings is not a measure of performance under Canadian or U.S. GAAP and should not be considered in isolation or as a substitute for net earnings prepared in accordance with Canadian or U.S. GAAP. See reconciliation below.

Revenue and adjusted net earnings for the second quarter of 2009 were within our published guidance.

Management also uses other non-GAAP measures as a method to evaluate its operating performance.  See the table below.

The following table sets forth, for the periods indicated, a reconciliation of adjusted net earnings to Canadian GAAP net earnings and other non-GAAP information (in millions, except per share amounts):

	2008			2009
Three months ended June 30	GAAP	Adjustments	Adjusted	GAAP	Adjustments	Adjusted
Revenue	$1,876.3	$—	$1,876.3	$1,402.2	$—	$1,402.2
Cost of sales (1)	1,750.8	(0.8)	1,750.0	1,300.5	(0.6)	1,299.9
Gross profit	125.5	0.8	126.3	101.7	0.6	102.3
SG&A (1) (2)	68.8	(1.4)	67.4	61.9	(1.0)	60.9
Amortization of intangible assets (2)	7.0	(4.2)	2.8	4.8	(1.9)	2.9
Other charges	3.6	(3.6)	—	20.7	(20.7)	—
Operating earnings - EBIAT (3)	46.1	10.0	56.1	14.3	24.2	38.5
Interest expense, net	10.3	—	10.3	10.7	—	10.7
Net earnings before tax	35.8	10.0	45.8	3.6	24.2	27.8
Income tax expense (recovery)	(4.0)	10.9	6.9	(1.7)	4.5	2.8
Net earnings	$39.8	$(0.9)	$38.9	$5.3	$19.7	$25.0

W.A. # of shares (in millions) - diluted	230.4		230.4	230.2		230.2
Earnings per share - diluted	$0.17		$0.17	$0.02		$0.11

ROIC (4)			11.8%			15.3%
Free cash flow (5)			$53.9			$41.0

	2008			2009
Six months ended June 30	GAAP	Adjustments	Adjusted	GAAP	Adjustments	Adjusted
Revenue	$3,712.0	$—	$3,712.0	$2,871.6	$—	$2,871.6
Cost of sales (1)	3,471.5	(1.8)	3,469.7	2,658.7	(1.3)	2,657.4
Gross profit	240.5	1.8	242.3	212.9	1.3	214.2
SG&A (1) (2)	132.1	(2.1)	130.0	129.3	(2.0)	127.3
Amortization of intangible assets (2)	14.2	(8.4)	5.8	10.6	(5.0)	5.6
Other charges	6.9	(6.9)	—	33.2	(33.2)	—
Operating earnings - EBIAT (3)	87.3	19.2	106.5	39.8	41.5	81.3
Interest expense, net	19.0	—	19.0	20.9	—	20.9
Net earnings before tax	68.3	19.2	87.5	18.9	41.5	60.4
Income tax expense (recovery)	(1.3)	14.5	13.2	(5.6)	11.7	6.1
Net earnings	$69.6	$4.7	$74.3	$24.5	$29.8	$54.3

W.A. # of shares (in millions) - diluted	229.7		229.7	229.7		229.7
Earnings per share - diluted	$0.30		$0.32	$0.11		$0.24

ROIC (4)			11.2%			16.1%
Free cash flow (5)			$87.0			$57.1

(1)   Non-cash option expense included in cost of sales and SG&A is added back for adjusted net earnings.

(2)          Certain 2008 GAAP numbers have been restated to reflect the change in accounting for computer software effective January 1, 2009 as required under Canadian GAAP.  For the second quarter of 2008, $2.8 million in amortization of computer software has been reclassified from SG&A expenses to amortization of intangible assets (first half of 2008 - $5.8 million).  Amortization of computer software is not added back for EBIAT and adjusted net earnings.  There is no impact to our current or previously reported EBIAT, adjusted net earnings or net earnings.

(3)          Management uses EBIAT as a measure to assess operating performance.  Excluded from EBIAT are the effects of other charges, most significantly the write-down of goodwill and long-lived assets, gains or losses on the repurchase of shares or debt, the related income tax effect of these adjustments, and any significant deferred tax write-offs or recoveries.  We also exclude the following recurring charges: restructuring costs, option expense, amortization of intangible assets (except amortization of computer software), interest expense or income, and the related income tax effect of these adjustments.  Management believes EBIAT, which isolates operating activities before interest and taxes, is an appropriate measure for management, as well as investors, to compare the company’s operating performance from period-to-period.  The term EBIAT does not have any standardized meaning prescribed by Canadian or U.S. GAAP and is therefore unlikely to be comparable to similar measures presented by other companies.  EBIAT is not a measure of performance under Canadian or U.S. GAAP and should not be considered in isolation or as a substitute for net earnings prepared in accordance with Canadian or U.S. GAAP.

(4)          Management uses ROIC as a measure to assess the effectiveness of the invested capital it uses to build products or provide services to its customers. A ROIC metric encompasses operating margin, working capital management and asset utilization.  ROIC is calculated by dividing EBIAT by average net invested capital.  Net invested capital consists of total assets less cash, accounts payable, accrued liabilities and income taxes payable.  The term ROIC does not have any standardized meaning prescribed by Canadian or U.S. GAAP and is therefore unlikely to be comparable to similar measures presented by other companies.  ROIC is not a measure of performance under Canadian or U.S. GAAP and should not be considered in isolation or as a substitute for any standardized measure.

(5)          Management uses free cash flow as a measure to assess cash flow performance.  Free cash flow is calculated as cash generated from operations less capital expenditures (net of proceeds from the sale of surplus property and equipment).  The term free cash flow does not have any standardized meaning prescribed by Canadian or U.S. GAAP and is therefore unlikely to be comparable to similar measures presented by other companies.  Free cash flow is not a measure of performance under Canadian or U.S. GAAP and should not be considered in isolation or as a substitute for any standardized measure.

Third quarter 2009 guidance:

On July 23, 2009, we provided the following guidance for the third quarter of 2009:

Q3 09 — Guidance
Revenue (in billions)	$1.425 to $1.575
Adjusted net earnings per share	$0.11 to $0.17

At the midpoint, our revenue guidance for the third quarter of 2009 represents a 7% sequential increase from our second quarter of 2009, primarily a result of forecasted seasonal growth and new program wins from our consumer customers. With the higher revenue guidance, we expect adjusted net earnings, at the midpoint, to increase.

Our guidance for the third quarter of 2009 is based on various assumptions which management believes are reasonable under the current circumstances, but may prove to be inaccurate, and many of which involve factors that are beyond the control of the company. The material assumptions may include assumptions regarding the following: forecasts from our customers, which range from 30  to 90 days; timing and investments associated with ramping new business; general economic and market conditions; currency exchange rates; pricing and competition; anticipated customer demand; supplier performance and pricing; commodity, labor, energy and transportation costs; operational and financial matters; technological developments; and the timing and execution of our restructuring plan. These assumptions are based on management’s current views with respect to current plans and events, and are and will be subject to the risks and uncertainties discussed above. Our guidance for the third quarter of 2009 is given for the purpose of providing information about management’s current expectations and plans relating to the third quarter of 2009. Readers are cautioned that such information may not be appropriate for other purposes.

Recent Accounting Developments

(a)                               Goodwill and intangible assets:

On January 1, 2009, we adopted CICA Handbook Section 3064, “Goodwill and intangible assets.” This revised standard establishes guidance for the recognition, measurement and disclosure of goodwill and intangible assets, including internally generated intangible assets. As required by this standard, we have retroactively reclassified $34.0 million of computer software assets on our consolidated balance sheet as at December 31, 2008 from property, plant and equipment to intangible assets. In addition, we have reclassified computer software amortization on our consolidated statement of operations from depreciation expense, included in SG&A, to amortization of intangible assets.  The adoption of this standard did not change our previously reported net earnings or loss.

(b)                               International financial reporting standards (IFRS):

In February 2008, the Canadian Accounting Standards Board announced the adoption of IFRS for publicly accountable enterprises in Canada. Effective January 1, 2011, companies must convert from Canadian GAAP to IFRS. IFRS is effective for our first quarter of 2011.

We have initiated an IFRS transition project with a formal and detailed project plan and a dedicated project manager. A multi-functional project team consisting of management from finance, taxation, treasury, legal, human resources, IT and operations has been assigned to the project. We have also engaged an external IFRS consulting partner. We have established a formal governance structure that includes both a steering committee and an accounting technical review committee, and regular reporting is provided to our senior executive management and to our Board of Directors on the project’s progress.

Our project focuses on the key areas impacted by this conversion, including financial reporting, systems and processes, communications and training. At this time, we cannot determine the impact of adopting IFRS on our consolidated financial statements.

(c)                            Business combinations:

In January 2009, the CICA issued Handbook Section 1582, “Business combinations,” which replaces the existing standards. This section establishes the standards for the accounting of business combinations, and states that all assets and liabilities of an acquired business will be recorded at fair value. Obligations for contingent considerations and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition-related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date. This standard is equivalent to IFRS on business combinations. This standard is applied prospectively to business combinations with acquisition dates on or after January 1, 2011. Earlier adoption is permitted. We will consider the impact of adopting this standard on our consolidated financial statements if we have a business combination.

(d)                               Consolidated financial statements:

In January 2009, the CICA issued Handbook Section 1601, “Consolidated financial statements,” which replaces the existing standards. This section establishes the standards for preparing consolidated financial statements and is effective for 2011. Earlier adoption is permitted. We will consider the impact of adopting this standard on our consolidated financial statements if we have a business combination.

(e)                                Financial instruments — disclosures:

In June 2009, the CICA issued amendments to Handbook Section 3862, “Financial instruments — disclosures,” which requires enhanced disclosures on liquidity risk of financial instruments and new disclosures on fair value measurements of financial instruments.  These requirements correspond to the IFRS on financial instruments disclosures. This amendment is effective for our 2009 annual consolidated financial statements.  We are currently evaluating the impact of adopting this amendment on our consolidated financial statements.